UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

KALA BIO, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

483119103

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners II, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 483119103	13D

1	NAMES OF REPORTING PERSONS Longitude Capital Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,541 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,541 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,541 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.3% (3)
14	TYPE OF REPORTING PERSON (see instructions) OO

1	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from investors of Longitude Venture Partners II, L.P. (“LVPII”).
2

All shares are held of record by LVPII. Longitude Capital Partners II, LLC (“LCPII”) is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPII and may be deemed to share voting, investment and dispositive power with respect to these securities.

3

The percentage was calculated based on 2,542,716 outstanding shares of Common Stock as of August 3, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2023 (the “Form 10-Q”).

CUSIP No. 483119103	13D

1	NAMES OF REPORTING PERSONS Longitude Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,541 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,541 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,541 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.3% (3)
14	TYPE OF REPORTING PERSON (see instructions) PN

1	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from investors of LVPII.
2

All shares are held of record by LVPII. LCPII is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPII and may be deemed to share voting, investment and dispositive power with respect to these securities.

3	The percentage was calculated based on 2,542,716 outstanding shares of Common Stock as of August 3, 2023, as reported by the Issuer in the Form 10-Q.

CUSIP No. 483119103	13D

1	NAMES OF REPORTING PERSONS Longitude Capital Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,698 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,698 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,698 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.0% (3)
14	TYPE OF REPORTING PERSON (see instructions) OO

1	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from investors of Longitude Venture Partners IV, L.P. (“LVPIV”).
2

All shares are held of record by LVPIV. Longitude Capital Partners IV, LLC (“LCPIV”) is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIV and may be deemed to share voting, investment and dispositive power with respect to these securities.

3	The percentage was calculated based on 2,542,716 outstanding shares of Common Stock as of August 3, 2023, as reported by the Issuer in the Form 10-Q.

CUSIP No. 483119103	13D

1	NAMES OF REPORTING PERSONS Longitude Venture Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,698 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,698 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,698 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.0% (3)
14	TYPE OF REPORTING PERSON (see instructions) PN

1	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from investors of LVPIV.
2

All shares are held of record by LVPIV. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIV and may be deemed to share voting, investment and dispositive power with respect to these securities.

3	The percentage was calculated based on 2,542,716 outstanding shares of Common Stock as of August 3, 2023, as reported by the Issuer in the Form 10-Q.

CUSIP No. 483119103	13D

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 108,239 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 108,239 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,239 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

1	The securities over which the Reporting Person has shared voting and dispositive power were purchased using investment funds from investors of LVPII and LVPIV.
2

Consists of (a) 57,541 outstanding shares of Common Stock held of record by LVPII and (b) 50,698 outstanding shares of Common Stock held of record by LVPIV. LCPIV is the general partner of LVPIV and LCPII is the general partner of LVPII, and may each be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIV and LCPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

3	The percentage was calculated based on 2,542,716 outstanding shares of Common Stock as of August 3, 2023, as reported by the Issuer in the Form 10-Q.

CUSIP No. 483119103	13D

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 108,239 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 108,239 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,239 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

1	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from investors of LVPII and LVPIV.
2

Consists of (a) 57,541 outstanding shares of Common Stock held of record by LVPII and (b) 50,698 outstanding shares of Common Stock held of record by LVPIV. LCPIV is the general partner of LVPIV and LCPII is the general partner of LVPII, and may each be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIV and LCPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

3	The percentage was calculated based on 2,542,716 outstanding shares of Common Stock as of August 3, 2023, as reported by the Issuer in the Form 10-Q.

CUSIP No. 483119103	13D

Explanatory Note:

This joint statement on Schedule 13D/A (this “Statement”) is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of Kala Bio, Inc., a Delaware corporation (the “Issuer”).

Item 2. Identity and Background.

(a) This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Commission on October 12, 2018, as amended by Amendment No. 1 filed with the Commission on March 23, 2020 (“Amendment No. 1”), and Amendment No. 2 filed with the with the Commission on February 14, 2023 (collectively, the “Original Schedule 13D”). This Amendment is being filed to update the aggregate percentage of the Issuer’s Common Stock owned by the Reporting Persons due to dilution caused by, among other things, the Issuer’s sales of additional shares of its Common Stock from time to time since the date of the filing of the Original Schedule 13D and not in connection with a disposition of any shares by the Reporting Persons. Such dilution resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended to add the following language:

(a) and (b) See Items 7-11 of the cover pages of this Amendment and Item 2 above.

(e) On May 1, 2023, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2023.

LONGITUDE VENTURE PARTNERS IV, L.P.

By:	LONGITUDE CAPITAL PARTNERS IV, LLC
Its:	General Partner

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE CAPITAL PARTNERS IV, LLC

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE VENTURE PARTNERS II, L.P.

By:	LONGITUDE CAPITAL PARTNERS II, LLC
Its:	General Partner

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE CAPITAL PARTNERS II, LLC

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker